COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
“SHARES WITH SUGAR”
GENERAL PLAN FOR THE GRANTING OF THE SHARE PURCHASE OPTION

1. THE OBJECTIVES

1.1.	The option grant for the purchase of shares of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”), called “SHARES WITH SUGAR” (“AÇÕES COM AÇÚCAR in Portuguese) has the following objectives:

a)	to attract and to retain executives and high qualified professionals entailed to CBD.

b)	to offer an opportunity to CBD’s managers and employees to partake of its capital stock and of its asset increases, which have derived from the results in which said managers, employees and service providers have contributed;

c)	to align the interests of CBD’s managers and employees with those of the company’s shareholders, hence incentivizing the performance of said professionals and assuring continuity in CBD’s management.

1.2.	The General Plan for the Granting of the Share Purchase Options (“Plan”) sets forth the terms allowing CBD to grant share purchase options to its managers and employees as described in said Plan.

1.3.	The SHARES WITH SUGAR plan may be evolved over annual cycles, that is, according to the norms of the Plan offering, annually, to those beneficiaries who are eligible the option to buy shares.

2.     THE MANAGEMENT OF THE “SHARES WITH SUGAR” PLAN

2.1.	The Management Committee for the Granting of the Share Purchase Option (“COMMITTEE”) shall be placed in charge of managing the Plan.

2.2.	The COMMITTEE shall be made up of at least three (03) and of at most five (05) members, each with a mandate of three (03) years, re-election being allowed. The members of the COMMITTEE shall be appointed by the Board of Directors.

2.2.1.	The members of the COMMITTEE shall meet to grant the purchase options for the Plan’s series of shares, and also whenever it becomes necessary to decide about the matters arising as regards said Plan.

2.3.	The COMMITTEE shall be fully empowered to:

a)	deliberate over the grants, prices, dates and the amounts granted as regards each series of the Plan;

a1)	the quantity of options granted by the COMMITTEE may not exceed the limit of 2% of the Capital Stock per series of shares, always abiding by the provisions of item 5.1 infra. The Board of Directors shall explicitly approve any changes to this limit.

b)	decide as to the dates when the options shall be granted and the type of option to be granted, and it may not grant them whenever the interests of CBD may so require.

c)	take all the measures that are adequate and necessary for the administration of the Plan, including as regards the interpretation, detailing and application of the general norms established herein;

d)	cause CBD to take all necessary measures as regards the issuance of new shares at an appropriate point in time for each fiscal year, or else to make use of shares held in the treasury to cater to the exercise of the purchase option.

e)	select among the individuals who are eligible, those who shall partake of the Plan and to whom the share purchase options shall be granted (“BENEFICIARY” or “BENEFICIARIES”), according to the attributions, responsibilities and/or the performance of each, as determined up until the date of selection, abiding by the provisions regarding specific performance goals pertaining to “Gold” options, pursuant to this Plan;

f)	establish the appropriate norms for the granting of the option to each BENEFICIARY, approving the construction of the grant regarding the share purchase option, especially regarding the setting up of the quantity of shares which are the object of the option, and the terms for the acquisition of the entitlement to exercise said option;

g)	establish for each BENEFICIARY the alternatives, timeframes and terms for the exercise of the share purchase options, the price of the acquisition of the shares and their respective payment;

h)	generically extend case by case the final term for the exercise of the options then in effect;

i)	determine the increase or the decrease of the share lots to the options already granted, maintaining necessarily its terms and conditions, especially as regards the acquisition of the entitlement of their exercise;

j)	unilaterally modify the terms and the conditions pertaining to the options granted both as a result of mere liberality and also to adapt them to possible demands that may be made as a result of changes made to the legislation or to the appropriate corporate norms.

2.4.	During its mandate, the COMMITTEE shall be subject to the limits set forth by law and by this Plan, abiding by such limits and terms for each BENEFICIARY, not being thus obliged by any equal rights or analogy rule, to extend the terms to other BENEFICIARIES who may be in a similar situation which it construes to be applicable to only one or to more than one BENEFICIARY.

3. OPTION GRANTS

3.1.	CBD shall grant the option to purchase its shares on dates that have been previously defined, which must, however, take place up until the last business day of the month of May subsequent to the base year, the year of 2006 being the first base year for the SHARES WITH SUGAR Plan.

3.1.1.	The options that have been granted shall be classified in two types: “Silver” and “Gold”. For each series and for each BENEFICIARY the COMMITTEE shall determine the quantity that shall be granted in the “Silver” and in the “Gold” categories.

3.1.1.1.	As regards the options that have been classified as “Silver”, the price of the granting of the shares in 1000 CBD’s preferred share lots shall be equivalent to the average closing price if the deals pertaining to CBD preferential shares, closed during the last 20 sessions of the São Paulo Stock Exchange (“BOVESPA”), prior to the date on which the COMMITTEE has decided regarding the option grant.

3.1.1.1.1.	–	Once the average has been determined as hereinabove, a discount of twenty per cent (20%) shall be applied.

3.1.1.2.	As regards the “Gold” options, the price of the share grants in lots of 1000 CBD’s preferred shares shall correspond to one centavo (R$0.01), and the quantity of the options shall comply with the criteria set in item 3.2 infra.

3.2.	The “Gold” options that have been granted shall comply with the following criteria:

a)	The COMMITTEE shall stipulate the quantity of share lots to be set forth in the Adhesion Agreement to the General Plan for the Granting of CBD’s Shares Purchase Option – Shares with Sugar (ADHESION AGREEMENT). This ADHESION AGREEMENT shall contain a clause with a suspensive condition entailed to the accomplishment of the provisions of this item 3.2, sub-item “b”;

b)	This quantity may be downsized and/or increased (reducer or accelerator) at the discretion of the COMMITTEE throughout the 35 months subsequent to the date of the grant;

c)	On the 35th month subsequent to the date of the grant, said reducer and/or accelerator shall be determined by the COMMITTEE and disclosed to the BENEFICIARY;

d)	The COMMITTEE shall inform CBD the ultimate number of “Gold” options that have been granted, at which time the suspensive condition stated in the ADHESION AGREEMENT shall be extinguished.

3.3.	This downsize and/or increase in the number of share lots ultimately granted in the option classified as “Gold”, the criteria whereof have been stipulated in item 3.2 hereinabove, shall be determined by the COMMITTEE through the analysis pertaining to accomplishment contained in the concept Return over Invested Capital (ROIC in Portuguese), or through any other concept to be defined by the COMMITTEE, which shall be established at the time of the grant, and which shall be included in the ADHESION AGREEMENT.

3.4.	Each purchase option grant cycle shall be identified by the letter A followed by a number. The first SHARES WITH SUGAR, discussed by this Plan shall get the characters A1, that is, “SHARES WITH SUGAR – A1 series” and the subsequent series shall be assigned letter A followed by the next number.

3.5.	The SHARES WITH SUGAR series in effect until the base year of 2005, and which were granted until year 2006, shall remain in effect endowed with the same criteria, terms, entitlements and obligations disposed in the Plan then in effect, until the closing of the last series, that is, series 10.

3.6	The granting of the share purchase option shall be accomplished irrespectively of any payment and it shall be formalized by the signatures of CBD and of each BENEFICIARY on the ADHESION AGREEMENT, which shall specify the overall number of share lots which are the object of the respective option, the quantity of share lots that have been granted and which have been classified as “Gold” and as “Silver”, the term and the conditions for the effective acquisition of the entitlement to exercise the option, the terms for said exercise, the price of acquisition and the terms for its payment.

3.6.1.	The ADHESION AGREEMENT shall contain a clause with a suspensive condition to comply with the criteria set forth in items 3.2 and 3.3.

3.7.	The date of the ADHESION AGREEMENT, that is, the initial date of each series of the Plan shall mean the day immediately subsequent to the twenty (20) trading sessions mentioned in item 3.1.1.1.

3.8.	The signing of the ADHESION AGREEMENT shall imply in the BENEFICIARY accepting all the terms stipulated both therein and in this Plan.

3.8.1.	Upon the signature of the first ADHESION AGREEMENT of the SHARES WITH SUGAR Plan, a copy of this instrument shall be handed to the BENEFICIARY.

4. BENEFICIARIES

4.1.	CBD employees and managers are eligible to participate in the Plan.

4.1.1.	At the discretion of the COMMITTEE, employees and managers of the companies that are part of the PÃO DE ACÚCAR GROUP may also participate in this Plan.

4.2.	The participation of the BENEFICIARY in this Plan shall not interfere in the salary, fees, pro-labore, benefits, profit sharing and/or any other advantage or compensation paid to the employee and/or manager, which have been determined by CBD.

5. THE SHARES THAT ARE THE OBJECT OF THIS PLAN

5.1.	Pursuant the terms of the Minutes of the Meeting of CBD’s Board of Directors, held on December 07, 1999, the overall volume of the shares allocated to the Plan is of 3.400.000.000 (three billion and four hundred million) preferred, book-entry shares, abiding by the limit of Authorized Capital to CBD. This overall limit may be changed by deliberation of CBD’s Board of Directors.

5.2.	This volume shall be spilt up into series according to annual cycles that have been already envisaged and disposed in this Plan, as well as in the “SHARES WITH SUGAR” Plan as regards the series in effect until the base year of 2005.

5.3.	In case the options pertaining to the grants fail to be exercised pursuant to this Plan and to the “SHARES WITH SUGAR” Plan, in effect until the year base of 2005, they shall automatically return to the Global Volume of the shares intended for this Plan.

5.4.	Provided a proper authorization has been granted by the Brazilian Securities and Exchange Commission, CBD shall be able to offer shares kept at the treasury in order to cater to the exercise of the purchase option.

5.5.	At its exclusive discretion, and at an opportune moment during each exercise, the COMMITTEE shall cause CBD to execute all the necessary measures to issue new shares and/or to accomplish the provisions set forth in item 5.4 hereinabove.

5.6.	Pursuant article 171, paragraph 3 of law 6.404 dated December 15, 1976, and of article 7 of CBD’s Bylaws, shareholders shall not have the right of first refusal as regards the subscription of the shares which are the object of this Plan.

5.7.	Any shares acquired as result of the exercise of the option, regardless of their classification as “Silver” or as “Gold”, shall bear all their entitlements, including as regards the payment of full dividends on proper dates, or as determined by the COMMITTEE in each case.

6. ACQUISITION OF THE ENTITLEMENT TO EXERCISE THE OPTION

6.1.	At each series, and if need be in each case, the COMMITTEE shall determine the terms and the conditions for the acquisition of the entitlement to exercise the option through the provision expressed in the ADHESION AGREEMENT. As a general rule, which may be changed by the COMMITTEE for each series, the acquisition of the entitlement to the exercise of the option shall be accomplished in the following fashion, abiding by the following term:

–	as of the thirty-sixth (36th.) month until the forty-eight (48th.) month, counted as of the start date defined in item 6.2 infra, the BENEFICIARY shall acquire the entitlement to exercise:

a)	one hundred (100%) percent of the share grant which have been classified as “Silver” and which are part of the lot object of this type of option;

b)	the quantity of the share lots granted to him/her, classified in the “Gold” category, to be determined by the COMMITTEE, after all the terms and procedures envisaged in item 3.2 hereinabove have been accomplished.

6.2.	For the purposes of the provisions set forth in the previous item, the start date for the counting to the timeframe referred therein shall be as of the ADHESION AGREEMENT for the respective series or as of the accomplishment of any suspensive condition pertaining to its effectiveness that the COMMITTEE may determine.

7. EXERCISING THE OPTION

7.1.	Once having acquired the entitlement to exercise the Option, the BENEFICIARY may exercise it either fully or partially within the timeframe and the terms set forth in this Plan, and the payment for said shares shall be effected according to the manner set forth by the COMMITTEE and determined in the ADHESION AGREEMENT.

7.2.	In order to exercise the option:

a)	Starting with the last business day of the thirty-sixth month, and ending with the last day of the forty-eighth month, counted as of the start date defined in item 6.2 hereinabove, the BENEFICIARY shall be obliged to inform CBD in writing as to the number of share lots over which said BENEFICIARY intends to exercise his/her option, always in compliance with the “Gold” type share grant terms and with the provisions set forth in item 7.1.1. hereinabove.

b)	Within ten (10) days counted as of the receipt of the communication referred to in the previous item, CBD shall inform the BENEFICIARY of the acquisition price for said amount of shares, as well as of the payment conditions based on the provisions of the ADHESION AGREEMENT;

c)	The BENEFICIARY shall have up to ten (10) days counted as of the receipt of the communication referred to in the previous item to exercise the purchase option, to effect the payment of the acquisition price, pursuant item 9.1 infra. CBD shall issue the shares within thirty (30) days counted as of the communication made to the BENEFICIARY. Said issuance shall always abide by the provisions of item 7.3 infra.

7.3.	The acquisition of the entitlement, as disposed in this item, which shall imply in the issuance of CBD’s shares shall always abide by the legislation applicable to said issuance, including but not being limited to the norms issued by the Securities and Exchange Commission – “CVM” and by the São Paulo Stock Exchange – “BOVESPA”.

8. SHARE ACQUISITION PRICE

8.1.	The acquisition price for each 1,000 (one thousand) book-entry, preferred shares, which are the object of this Plan at the time of the signing of the ADHESION AGREEMENT shall be as follows:

a)	as regards the “Silver” type shares, the amount shall be that set forth in the ADHESION AGREEMENT, abiding by the provisions of item 3.1.1.1. hereinabove.

b)	as regards the “Gold” type shares, the price shall be of R$0,01 per share.

8.2.	The acquisition price will not be updated in any of the circumstances described in item 8.1.

9. TERMS FOR PAYMENT

9.1.	The acquisition price of the share lot, pursuant item 8 hereinabove, shall be paid in domestic currency within thirty (30) days counted as of the date of the subscription, unless disposed otherwise by a resolution of the COMMITTEE.

9.2.	For each of the series, the COMMITTEE shall be allowed to determine the possibility that the BENEFICIARY may determine the payment of the entirety or of part of the acquisition price of the share lots by offsetting any credits that said BENEFICIARY may hold against CBD.

9.3.	In all instances, the timeframes that have been stipulated in sub-item 7.2 hereinabove shall be complied with.

10. THE TERMINATION OF THE OPTION

10.1.	The option shall remain in full effect:

a)	as regards its full exercise in the manner authorized in item 7;

b)	in case of termination of employment of the BENEFICIARY at CBD, and pursuant the items that have been set forth infra.

10.2.	If the termination of the BENEFICIARY is not of his/her choosing, and if it happens until the last business day of the thirty-fifth month counted as of the date of the signing of the ADHESION AGREEMENT, said BENEFICIARY shall be entitled to exercise one hundred (100%) percent of the options classified in the “Silver” and “Gold” classes.

10.2.1.	If the instance envisaged in item 10.2 hereinabove occurs, the number of shares classified as “Gold”, which could be exercised by the BENEFICIARY shall be the number assigned initially by the

COMMITTEE, thus rendering void the suspensive condition as envisaged in the ADHESION AGREEMENT.

10.3.	If the termination of the BENEFICIARY is not of his/her choosing, and it happens between the last business day of the thirty-fifth month and the last business day of the forty-eighth month counted as of the date of the signing of the ADHESION AGREEMENT, said BENEFICIARY shall be entitled to exercise one hundred (100%) percent of the options classified in the “Silver” and “Gold” classes.

10.3.1.	If the instance envisaged in item 10.3 hereinabove occurs, the number of options classified as “Gold”, which could be exercised by the BENEFICIARY shall keep the same terms and quantities duly assigned by the COMMITTEE during the thirty-fifth month of the determination of the concepts set forth in item 3.2 hereinabove.

10.4.	In any case the BENEFICIARY shall manifest his/her interest in exercising the options up until fifteen (15) days counted as of the date of termination of employment;

10.5.	If the termination is of his/her choosing and/or result of due cause the BENEFICIARY shall not be entitled to exercise the options classified as “Silver”, nor shall s/he be entitled to exercise the “Gold” type options.

10.6.	In case the option is exercised, the payment in the instances mentioned in items 10.2 and 10.3 hereinabove shall be always in cash and at the time of the exercise of the option, through the use of the BENEFICIARY’s own funds.

10.7.	The issuance of the shares as disposed by items 10.2 and 10.3 hereinabove may occur as of the 10th day counted as of the manifestation referred to in item 10.4 and they may extend to the last business day of the third (3rd.) subsequent month, at CBD’s discretion.

11. MISCELLANEOUS

11.1.	The exercise of the option may not be transferred to and/or exercised by individuals other than the BENEFICIARY, except in the instances envisaged in item 11.6 infra.

11.2.	In case CBD is dissolved and liquidated, the Plan and the options based on said Plan shall be automatically extinguished.

11.3.	The existence of the Plan and of the options granted shall not prevent corporate reorganization operations involving CBD such as the transformation, incorporation, merger and/or spin-off. The COMMITTEE and the companies involved in said operations shall deliberate about any adjustments that need to be made in an equitable manner to protect the legitimate interests of the BENEFICIARIES, the ADHESION AGREEMENTS being amended as the case may be.

11.4.	In case the number, kind and class of the shares existing on the date of the approval of this Plan are changed as result of bonuses paid, stock splits, reverse stock splits or conversion of the shares of one class into another, or conversion of the shares in other securities to be issued by CBD, the COMMITTEE shall be responsible for representing in writing to each BENEFICIARY the adjustment corresponding to the quantity, type and class of the shares that are the object of each option then in effect, as well as their respective exercise price in order to prevent distortions in the application of this Plan.

11.5.	For the purposes of this Plan, termination means any act or fact which whether justifiably or not may end the legal relationship between the BENEFICIARY and CBD, which has qualified it as such in order to grant the option, including but not being limited to the cases pertaining to the distribution, replacement or non re-election of a Director, termination of the labor agreement or the retirement of the employee.

11.6.	In cases of the demise, disability or perennial incapacity, the same rules shall apply as in the case of involuntary termination, and the share purchase option shall be exercised by an individual duly accredited both by the Judiciary Branch as by the respective appropriate powers.

11.7.	No disposition of this Plan:

a)	entitles any BENEFICIARY to be re-elected as a Director or to remain a manager until the end of his/her mandate;

b)	entitles any BENEFICIARY to remain employed in the job or function at CBD, nor interfere in any manner or at any time with CBD’s right to terminate his/her employment agreement